Filed pursuant to
General Instruction II.L. of Form F-10;
File No. 333-237619

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement together with the short form prospectus dated April 20, 2020 to which it relates as amended or supplemented, and each document deemed to be incorporated by reference in this prospectus supplement and in the short form prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form prospectus dated April 20, 2020 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated April 20, 2020

New Issue	May 14, 2020

SANDSTORM GOLD LTD.

Up to US$140,000,000 of Common Shares

This prospectus supplement (the “prospectus supplement”) of Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Corporation”), together with the accompanying short form base prospectus to which this prospectus supplement relates dated April 20, 2020 (the “prospectus”) qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) of the Corporation having an aggregate sale price of up to US$140,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See “Plan of Distribution” and “Description of Common Shares”.

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SSL” and, since February 21, 2020, on the New York Stock Exchange (the “NYSE”) under the symbol “SAND”. Prior to February 21, 2020, the Common Shares were listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE American under the symbol “SAND”. On May 13, 2020, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$11.08 and the closing price of the Common Shares on the NYSE was US$7.86. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Sandstorm Gold fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Offered Shares distributed under the Offering, subject to official notice of issuance.

Sandstorm Gold has entered into an equity distribution agreement dated May 14, 2020 (the “Distribution Agreement”) with BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Cormark Securities Inc. (the “Canadian Agents”) and BMO Capital Markets Corp., and Scotia Capital (USA) Inc. (the “U.S. Agents” and, together with the Canadian Agents, the “Agents”) pursuant to which the Corporation may distribute up to US$140,000,000 of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”. The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 (File No. 333-237619), as amended, filed with the United States Securities and Exchange Commission (the “SEC”) of which this prospectus supplement forms a part.

Sales of Offered Shares, if any, under this prospectus supplement and the prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), involving sales made directly on the TSX or the NYSE or on any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents will only sell Common Shares on marketplaces in Canada and the U.S. Agents will only sell Common Shares on marketplaces in the United States. See “Plan of Distribution”.

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We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As a result, they may not be comparable to financial statements of U.S. companies. Financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IFRS.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Investors should read the tax discussion in this prospectus supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and most of the experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

Neither the SEC, ANY Canadian securities regulator, nor any state securities regulator, has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS or determined if this prospectus SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS truthful or complete. Any representation to the contrary is a criminal offence.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

Sandstorm Gold will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”). The amount of the Commission shall not exceed 2% of the gross sales price per Offered Share sold, provided however, that the Corporation shall not be obligated to pay the Agents any Commission on any Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by an Agent to comply with its obligations under the terms of the Distribution Agreement. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The Corporation estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement, will be approximately US$1,000,000. See “Plan of Distribution”.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares. See “Plan of Distribution”.

In connection with the Offering, the Corporation may be considered to be a “connected issuer” within the meaning of National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”) to each of BMO Nesbitt Burns Inc., BMO Capital Markets Corp., Scotia Capital Inc., Scotia Capital (USA) Inc., National Bank Financial Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. Affiliates of each of the aforementioned Agents are lenders to the Corporation pursuant to the Revolving Facility (as defined herein). See “Relationship Between the Corporation and Certain of the Agents (Conflicts of Interest)”.

Mr. Andrew T. Swarthout and Ms. Mary L. Little, each a director of the Corporation, and Mr. Rodney Webster, Mr. Paul Newling, Mr. Andrew Hall and Mr. Zafir Ekmekçi, each a qualified person, reside outside of Canada. Mr. Swarthout and Ms. Little have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head and registered office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

All dollar amounts in this prospectus supplement and the accompanying prospectus are in United States dollars, unless otherwise indicated. See “Financial Information and Currency”.

PROSPECTUS SUPPLEMENT
TABLE OF CONTENTS

PROSPECTUS
TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this prospectus supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Corporation nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Offered Shares pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless the context otherwise requires, references to “we”, “us’, “our” or similar terms, as well as references to “Sandstorm Gold” or the “Corporation”, refer to Sandstorm Gold Ltd. together with our subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information herein, in the accompanying prospectus and in the documents incorporated by reference herein and therein are provided as of the date of such documents only and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the price at which Offered Shares are sold in the Offering; the aggregate net proceeds received by the Corporation as a result of the Offering; the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; as well as those factors discussed in the section entitled “Risk Factors” in the annual information form of the Corporation dated March 30, 2020 (the “Annual Information Form”), the Annual MD&A (as defined herein), the Interim MD&A (as defined herein) and incorporated by reference herein.

Forward-looking information in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein, includes, among other things, disclosure regarding: the aggregate amount of the total proceeds that the Corporation will receive

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pursuant to the Offering; Sandstorm Gold’s existing Streams (as defined herein) and royalties; as well as its future outlook and mineral resource and mineral reserve estimates for each of the Santa Elena mine, the Chapada mine, the Hod Maden project, the Cerro Moro project and the Aurizona mine, production, timing and cost estimates, expected plans with regard to certain assets of Mariana Resources Limited and statements with respect to Sandstorm Gold’s renewed normal course issuer bid (“NCIB”) and the number of shares that may be purchased under the renewed NCIB. Documents incorporated by reference, such as the Annual Information Form and management’s discussion and analysis for the year ended December 31, 2019 include forward-looking information with respect to, among other things, the Corporation’s corporate development and strategy. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other metals, or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE
AND MINERAL RESOURCE ESTIMATES

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein that describes the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Corporation incorporated by reference in this prospectus supplement, and in the accompanying prospectus, have been prepared in accordance with IFRS and are reported in United States dollars. IFRS differs in some significant respects from generally accepted accounting principles in the U.S., and thus the financial statements may not be comparable to financial statements of U.S. companies. The SEC has adopted rules to allow foreign private issuers, such as the Corporation, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, the Corporation will not be providing a description of the principal differences between U.S. GAAP and IFRS.

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The Offering amount in this prospectus supplement is in United States dollars. References to “United States dollars” or “US$” are to United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. British pounds sterling are referred to as “£”.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Year Ended December 31
	2019		2018
High for period	C$	1.3600	C$	1.3642
Low for period	C$	1.2988	C$	1.2288
Rate at end of period	C$	1.2988	C$	1.3642

On May 13, 2020, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.4073.

The high, low and closing rates for British pounds sterling in terms of the United States dollar for each of the periods indicated, as quoted by the United States Federal Reserve, were as follows:

	Year Ended December 31
	2019	2018
High for period	£0.8287	£0.7985
Low for period	£0.7491	£0.6977
Rate at end of period	£0.7536	£0.7835

On May 13, 2020, the daily spot exchange rate, as quoted by the Bank of England, was US$1.00 = £0.8179.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this prospectus supplement and the accompanying prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

1.	the Annual Information Form dated March 30, 2020;

2.	the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and 2018, together with the independent registered public accounting firm’s report thereon and the notes thereto;

3.	the management’s discussion and analysis of the Corporation for the year ended December 31, 2019 (the “Annual MD&A”);

4.	the unaudited condensed consolidated interim financial statements of the Corporation as at March 31, 2020, and for the three months ended March 31, 2020 and 2019, together the notes thereto (the “Interim Financial Statements”);

5.	the management’s discussion and analysis of the Corporation for the three months ended March 31, 2020 (the “Interim MD&A”); and

6.	the management information circular of the Corporation dated February 27, 2020 prepared in connection with the annual and special meeting of shareholders of the Corporation held on April 15, 2020.

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this prospectus supplement is effective shall be deemed

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to be incorporated by reference in this prospectus supplement. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, pursuant to the decision dated April 22, 2020 granted by the British Columbia Securities Commission (“BCSC”) (as principal regulator) and the Ontario Securities Commission (the “OSC”) pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions (the “Decision”) if Sandstorm Gold disseminates a news release in respect of previously undisclosed information that, in Sandstorm Gold’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), Sandstorm Gold will identify such news release as a “designated news release” for the purposes of this prospectus supplement and the accompanying prospectus in writing on the face page of the version of such news release that Sandstorm Gold files on SEDAR (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus only for the purposes of the Offering.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus supplement, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).

In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part, but only if and to the extent expressly so provided in any such report. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of Offered Shares under this prospectus supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of securities hereunder.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein, relating to properties and operations on the properties in which the Corporation holds royalty, stream or other interests, including the disclosure included in the sections entitled “General Development of the Business”, “Description of the Business” and “Technical Information” in the Annual Information Form, is based on information publicly disclosed

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by the owners or operators of these properties and information/data available in the public domain as at the date hereof or as of the date of (or as specified in) this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, as applicable, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Corporation, or (ii) publicly available information (including the information described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein) to prepare disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties on which the Corporation holds royalty, stream or other interests. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by owners or operators may relate to a larger property than the area covered by the Corporation’s royalty, stream or other interests. The Corporation’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein relating to mineral reserve and mineral resource statements for individual properties is made as at the dates indicated. In addition, numerical information contained herein, in the accompanying prospectus and in the documents incorporated by reference herein and therein which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies within the information presented herein, in the accompanying prospectus or in the documents incorporated by reference herein and therein, on the one hand, and with respect to significant digits presented in the information publicly disclosed by owners or operators, on the other hand.

The Corporation considers its stream and royalty interests in the Santa Elena mine, the Chapada mine, the Hod Maden project and the Cerro Moro project to be its only material mineral properties for the purposes of NI 43-101. Information contained in this prospectus supplement, the accompanying prospectus or incorporated by reference herein and therein with respect to each of the Santa Elena mine, the Chapada mine and the Cerro Moro project has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained herein, in the accompanying prospectus or in the documents incorporated herein and therein by reference of a scientific or technical nature for the Santa Elena mine is based on (i) the technical report entitled “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” dated March 31, 2015, and having an effective date of December 31, 2014, which technical report was prepared for SilverCrest Mines Inc. (now First Majestic Silver Corp. (“First Majestic”)), and filed under First Majestic’s SEDAR profile on October 1, 2015 (the “Santa Elena Report”); and (ii) information that has been provided by First Majestic, and has been sourced from First Majestic’s news releases with respect to the Santa Elena mine dated February 19, 2020 and February 24, 2020, First Majestic’s annual information form dated March 29, 2019 for the year ended December 31, 2018, and First Majestic’s management discussion and analysis dated February 18, 2020 for the year ended December 31, 2019.

The technical and scientific information contained herein or in the documents incorporated by reference herein relating to the Santa Elena mine was reviewed and approved in accordance with NI 43-101 by Ramon Mendoza Reyes, P. Eng., Vice President of Operations and Technical Services for First Majestic, a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein, in the accompanying prospectus or in the documents incorporated herein and therein by reference of a scientific or technical nature for the Chapada mine is based on (i) the technical report entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated October 10, 2019, which technical report was prepared for Lundin Mining Corporation (“Lundin Mining”), and filed under Lundin Mining’s SEDAR profile on October 10, 2019; and (ii) information that has been provided by Lundin Mining, and has been sourced from Lundin Mining’s news releases with respect to the Chapada mine dated November 26, 2019 and January 22, 2020 and Lundin Mining’s annual information form dated March 27, 2020 for the year ended December 31, 2019.

The technical and scientific information contained herein or in the documents incorporated by reference herein relating to the Chapada mine was reviewed and approved in accordance with NI 43-101 by Keith Laskowski, MSc., Vice President Technical Services of the Corporation, a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein, in the accompanying prospectus or in the documents incorporated herein and therein by reference of a scientific or technical nature for the Hod Maden project is based on the technical report entitled “Hod Maden Project Pre Feasibility Study NI 43-101” having an effective date of May 31, 2018, which technical report was prepared for the Corporation, and filed on the Corporation’s SEDAR profile on June 26, 2018 (the “Hod Maden Report”).

The technical and scientific information contained herein or in the documents incorporated herein by reference relating to the Hod Maden project was reviewed and approved in accordance with NI 43-101 by Rodney Webster, M.AIG., Principal Geologist, AMC

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Consultants Pty Ltd (“AMC”), Andrew Hall, MAusIMM CP(Mining), Director/Principal Consultant, AMC, Paul Newling, FAusIMM CP(Metallurgy), Managing Director, NewPro Consulting & Engineering Services Pty Ltd and Zafir Ekmekçi, SME RM, Principal, Hacettepe Mineral Teknolojileri Ltd. Şti, each a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein, in the accompanying prospectus or in the documents incorporated herein and therein by reference of a scientific or technical nature for the Cerro Moro project is based on Yamana Gold Inc.’s (“Yamana”) annual information form dated March 30, 2020 for the year ended December 31, 2019.

The technical and scientific information contained herein or in the documents incorporated by reference herein relating to the Cerro Moro project was reviewed and approved in accordance with NI 43-101 by Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a qualified person under NI 43-101.

All scientific and technical information contained herein and the documents incorporated by reference and not otherwise covered by any other named expert has been reviewed and approved in accordance with NI 43-101 by Keith Laskowski, MSc., Vice President Technical Services of the Corporation, a qualified person under NI 43-101, including, but not limited to, the scientific and technical information in this prospectus supplement under the heading “Recent Developments”.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Distribution Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of PricewaterhouseCoopers LLP; (4) the consent of the Corporation’s Canadian counsel, Cassels Brock & Blackwell LLP; (5) the consent of the Agents’ Canadian counsel, Blake, Cassels & Graydon LLP; (6) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page to the Registration Statement); and (7) the consents of the “qualified persons” referred to in this prospectus supplement under “Interest of Experts”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10 (File No. 333-237619) under the U.S. Securities Act with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus supplement or the prospectus but contained in the Registration Statement is available on EDGAR under the Corporation’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE CORPORATION

Sandstorm Gold is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals, and from the receipt of royalty payments. Sandstorm Gold currently has a portfolio of 191 Gold Streams (as defined herein) and net smelter return (“NSR”) and other royalty agreements, of which 23 of the underlying mines are producing.

Sandstorm Gold is a growth-focused company that seeks to acquire gold and other metals purchase agreements (each, a “Gold Stream” or a “Stream”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices passed on

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spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

The documents incorporated by reference herein, including the Annual Information Form, contain further details regarding the business of Sandstorm Gold. See “Documents Incorporated by Reference”.

Recent Developments

Completion of Early Warrant Exercise Program

On April 17, 2020, the Corporation completed its early warrant exercise program, resulting in the issuance of 15,000,000 Common Shares on the exercise of 15,000,000 unlisted share purchase warrants at an exercise price of US$3.35 per warrant for gross exercise proceeds to the Corporation of approximately US$50.3 million.

Renewal of NCIB

On April 6, 2020, the Corporation renewed its NCIB. Under the renewed NCIB, the Corporation may purchase up to 17,170,237 Common Shares, representing approximately 10% of the Corporation’s issued and outstanding Common Shares as of March 31, 2020, less those Common Shares held by the Corporation’s directors and senior officers. Purchases under the renewed NCIB commenced on April 6, 2020 and will terminate on the earlier of April 5, 2021, the date that Sandstorm Gold completes its purchases pursuant to the renewed NCIB as filed with the TSX, or the date of notice by Sandstorm Gold of termination of the renewed NCIB.

All purchases under the renewed NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and through the facilities of the NYSE or alternative trading platforms in the United States. Purchases under the renewed NCIB will be made at the market price of the Common Shares at the time of acquisition and may be funded by Sandstorm Gold’s working capital. Any Common Shares acquired by the Corporation under the NCIB will be cancelled. Under the rules of the TSX, subject to the Corporation’s ability to make block purchases, daily purchases on the TSX under the renewed NCIB will not exceed 157,583 Common Shares, which represents 25% of the average daily trading volume of the Common Shares on the TSX for the six months ended March 31, 2020. The maximum number of Common Shares which can be purchased per day on the NYSE is 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

Pursuant to the Distribution Agreement, the Corporation will be prohibited from making purchases of Common Shares under the NCIB while sales of Common Shares are being made under the Offering.

Hod Maden Drill Results

On May 14, 2020, recent infill drill results were reported by Lidya Madencilik San. ve Tic. A.S. (“Lidya”), Sandstorm Gold’s 70% partner at the Hod Maden project. A total of 2,864 metres in 24 drill holes have been completed in 2020 and once travel and work restrictions are lifted in Turkey, Lidya plans on continued infill, geotechnical, hydrological and exploration drilling on the project.

Highlighted drill results include:

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•	HTG-002: 85.3 metres at 84.3 grams per tonne (“g/t”) gold and 6.8% copper from 19.0 metres, (using a 2.4 g/t cut-off grade, uncut) including:

o	32.0 metres at 209.4 g/t gold and 7.4% copper from 19.0 .0 metres (using a 100 g/t cut-off grade, uncut); or

o	32.0 metres at 164.5 g/t gold and 7.4% copper (using a top-cut grade of 240 g/t); and

•	HTG-003: 169.3 metres of 39.0 g/t gold and 1.7% copper from 20.8 metres (cut-off grade 2.4 g/t, uncut), including:

o	13.0 metres at 147.0 g/t gold and 2.0% copper from 63.0 metres.

Drill holes HTG-002 and HTG-003 are infill drill holes within the main deposit at the Hod Maden project. The holes were drilled oblique to the strike, testing the continuity of the high-grade mineralization. Assay results show excellent, uniform grade distributions within the deposit, which has an estimated true thickness of about 65 meters.

Sandstorm Gold has a 30% interest and a 2% NSR royalty on the Hod Maden project.

All drill hole assay data for the Hod Maden project was provided to Sandstorm Gold from Lidya. The Hod Maden project mineralized intervals presented in this prospectus supplement are drill intersection widths and may not represent true widths of mineralisation. Standard sampling protocol involved the halving of all drill core and sampling over generally 1 metre intervals in clearly mineralized sections or 2.0 metre intervals elsewhere, with one half of the core being placed in a sealed sample bag and dispatched to the analytical laboratory for analysis. Samples have been analysed at ALS Laboratories’ facility in Izmir, western Turkey. All samples have been analysed for gold using a 30 gram Fire Assay with AAS finish (or Screen Fire Assay for higher grade samples), in addition to a 32 element ICP-AES analysis of an aqua regia digest. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalysed using the AAS analytical technique. Standards and blanks were inserted into the analytical sequence on the basis of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples. The drill intercepts were calculated using a the previously stated cut-off grades. Intercepts may include one sample interval of internal dilution and one interval of adjacent dilution.

Sandstorm Gold Receives First Delivery from Relief Canyon

In May 2020, Sandstorm Gold received its first gold delivery from Americas Gold and Silver Corporation (“Americas Gold”) under the Relief Canyon stream agreement. Americas Gold announced that the Relief Canyon mine, which achieved first gold pour in mid-February 2020, expects to reach commercial production by the third quarter of 2020.

Under the terms of the stream agreement, Sandstorm Gold is entitled to receive 32,022 ounces of gold over a 5.5 year period (the “Fixed Deliveries”). After the Fixed Deliveries, the Corporation is entitled to purchase 4.0% of the gold and silver produced at the Relief Canyon mine for the life of the mine and will pay Americas Silver 30%–65% of the spot price of gold and silver for each ounce of gold and silver delivered.

Equinox Gold Releases PEA for Underground Mine at Aurizona and Updates Mineral Resource and Mineral Reserve Estimates

On May 7, 2020, Equinox Gold Corp. (“Equinox Gold”) announced a positive preliminary economic assessment (“PEA”) for development of an underground mine at the Aurizona project in Brazil. The underground mine could be operated concurrently with the existing open-pit mine. The PEA outlines total underground production of 740,500 ounces of gold over a ten-year mine life. Production from the underground mine would provide 2,800 tonnes per day to be processed through the existing 8,000 tonnes per day plant and uses other existing surface infrastructure at site. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Equinox Gold intends to advance studies focused on underground development and expects to complete a pre-feasibility study for the Piaba underground mine in 2021. They have commenced a 17,000 metre drill program aimed primarily at converting underground inferred resources to indicated resources in support of the pre-feasibility study. Future drilling is planned to also target expansion of the Piaba underground deposit at depth and along strike.

On May 12, 2020, Equinox Gold announced it recently completed an updated mineral reserve and mineral resources estimates for the Aurizona mine. Exploration success offset 2019 mining depletion with mineral reserves largely unchanged at 19.8 million tonnes (“Mt”) grading 1.51 g/t gold for 958,000 ounces of contained gold, with proven reserves of 12.4 Mt grading 1.51 g/t gold and probable reserves of 7.4 Mt grading 1.51 g/t gold. The mineral reserve estimate has an effective date of December 31, 2019 based on a cut-off grade of 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança.

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The Aurizona measured and indicated resources (exclusive of reserves) increased 22% to a total of 844,000 ounces of contained gold from 16.0 Mt grading 1.64 g/t gold, with measure resources of 2.7 Mt grading 1.25 g/t gold and indicated resources of 13.2 Mt grading 1.73 g/t gold. The increase was from exploration success at the Tatjuba deposit resulting in a maiden open pit indicated resource at Tatajuba of 2.1 Mt grading 1.62 g/t gold for 112,000 ounces of contained gold.

The Tatajuba mineral resource estimate has an effective date of January 24, 2020 and the mineral resources from the Piaba open-pit, Piaba underground and Boa Esperança have an effective date of December 31, 2019. The open-pit mineral resources are reported using a cut-off grade of 0.6 g/t gold and the underground mineral resources are reported using a cut-off grade of 1.0 g/t gold. The Tatajuba open-pit mineral resources were not included in the current mineral reserve update. A total of 6,662 metres of core were drilled in 2019 in the Tatajuba area, bringing the total to 14,072 metres in support of the maiden mineral resource estimate.

Sandstorm Gold has a 3.0%–5.0% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3.0% NSR. At gold prices between US$1,500 and US$2,000 per ounce, the royalty is a 4% NSR. At gold prices above US$2,000 per ounce, the royalty is a 5% NSR. In addition, Sandstorm holds a 2.0% NSR royalty on the Aurizona Greenfields property, a package of exploration ground adjacent to the Aurizona project.

RISK FACTORS

Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and the accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in the prospectus and herein by reference. See the risk factors below and the “Risk Factors” section of the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

No certainty regarding the net proceeds to the Corporation

There is no certainty that the US$140,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Corporation’s behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

Price volatility of Common Shares

The market price of the Common Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new development, fluctuations in the Corporation’s operating results, sales of the Common Shares in the marketplace, failure to meet analysts’ expectations, the impact of any public announcements made in regard to the Offering, general market conditions or the worldwide economy. In recent years, the Common Shares and stock markets in Canada and the United States have experienced significant price fluctuations, for reasons which may have been unrelated to the operating performance of the Corporation or the affected companies, such factors including macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. As a result of any of these factors, the market price of Sandstorm Gold’s securities at any given time may not accurately reflect the long-term value of Sandstorm Gold.

Broad discretion in the use of proceeds

The Corporation currently expects to apply the net proceeds it receives from the Offering as described under “Use of Proceeds” of this prospectus supplement. Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation’s business and cause the price of the Common Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

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Future sales or issuances of securities

The Corporation may issue additional securities to finance future activities outside of the Offering. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if we are classified as a PFIC (as defined herein) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective U.S. investors should carefully read the tax discussion in this prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

Our activities may be adversely affected by natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic, whether those effects are local, nationwide or global

Upon the occurrence of a natural disaster, pandemic or upon an incident of war, riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Corporation. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Corporation.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including more recently, the novel COVID-19. A significant outbreak could result in a widespread crisis that could adversely affect the economies and financial and commodity markets of many countries, resulting in an economic downturn which could adversely affect the Corporation’s business, or the business of the companies in which we have an investment, and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Corporation’s business and the market price of the Corporation’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Corporation cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Corporation’s operations, the Corporation may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagion or epidemic disease could have a material adverse effect on the Corporation, its business and operational results.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, other than the repayment of the Revolving Facility, which remains undrawn, and the issuance of 15,000,000 Common Shares on the exercise of 15,000,000 warrants on April 17, 2020 at an exercise price of US$3.35 per warrant for gross exercise proceeds to the Corporation of approximately US$50.3 million. As a result of the Offering, the shareholder’s equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of common shares distributed under the Offering.

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USE OF PROCEEDS

The Corporation intends to use the net proceeds from the Offering, if any, to finance future Streams and the purchase of royalties and/or for other general corporate purposes, including the repayment of indebtedness. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission and the expenses of the Offering. The gross proceeds of the Offering will be up to US$140,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Corporation has entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$140,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. If so required pursuant to the Decision (see “Statutory Exemptions”) or by Canadian securities laws, the number of Offered Shares sold on the TSX or another Canadian marketplace as at-the-market distributions on any trading day will not exceed 25% of the trading volume of the Common Shares on the TSX and all other Canadian marketplaces on that day. The Corporation cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold. While sales of Common Shares are being made pursuant to the Offering, the Corporation will be prohibited from making purchases of Common Shares under the NCIB.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Corporation and the Agents. The Corporation will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Corporation will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Corporation’s behalf, all of the Offered Shares requested to be sold by the Corporation. The Corporation may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Corporation in a particular placement notice. Any placement notice delivered to an applicable Agent or Agents shall be effective upon delivery unless and until (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice or such Agent or Agents does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Corporation suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Corporation issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Corporation or the Agents may suspend the Offering upon proper notice to the other party. The Corporation and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Corporation will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2% of the gross sales price per Offered Share sold, provided however, that the Corporation shall not be obligated to pay the Agents any Commission on any Offered Shares that it is not

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possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by an Agent to comply with its obligations under the terms of the Distribution Agreement. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Corporation following close of trading on the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSX, on the NYSE or on any other marketplace in Canada or the United States), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the TSX, on the NYSE or on any other marketplace in Canada or the United States), (iii) the gross proceeds, (iv) the commission payable by the Corporation to the Agents with respect to such sales, and (v) the net proceeds payable to the Corporation.

The Corporation will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Corporation’s annual and interim financial statements and related management’s discussion and analysis filed on www.sedar.com and with the SEC, for any quarters in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Corporation and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Corporation and the Agents may agree.

The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States.

In connection with the sales of the Offered Shares on the Corporation’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No Agent involved in the distribution, no affiliate of such an Agent and no person or company acting jointly or in concert with such an Agent will over-allot securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the Offering of the Offered Shares. The Corporation may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents, a portion of which the Corporation may reduce or repay with the net proceeds of the Offering. See “Use of Proceeds” and “Relationship Between the Corporation and Certain of the Agents (Conflicts of Interest)”. As a result, one or more of such Agents or their affiliates may receive more than 2% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$1,000,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) May 20, 2022, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services

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for the Corporation and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement.

The Common Shares are listed on the TSX and the NYSE. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Sandstorm Gold fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Offered Shares distributed under the Offering, subject to official notice of issuance.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN OF THE AGENTS (CONFLICTS OF INTEREST)

Certain banking affiliates of BMO Nesbitt Burns Inc., BMO Capital Markets Corp., Scotia Capital Inc., Scotia Capital (USA) Inc., National Bank Financial Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. are members of a syndicate of lenders that has provided a US$225 million revolving credit facility (the “Revolving Facility”) to the Corporation. As a result, the Corporation may be considered a “connected issuer” to these Agents for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the Revolving Facility and the lenders have not waived any breach of the applicable agreement since it was entered into. As at the date of this prospectus supplement, the Revolving Facility remains undrawn. The obligations under the Revolving Facility are secured. The determination of the terms and conditions of the Offering were made through negotiations among the Agents and the Corporation without the involvement of the lenders, although the lenders have been advised of the Offering. Other than the Commission payable to the Agents in connection with the Offering and the potential repayment of indebtedness to one or more of the Agents or their lending affiliates out of the net proceeds of the Offering, the Agents and their affiliates will derive no benefit from the Offering. See “Use of Proceeds” and “Plan of Distribution”.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares. For a description of the terms and provisions of the Common Shares, see “Description of Securities – Common Shares” in the prospectus. As of May 13, 2020, there were 190,053,258 Common Shares issued and outstanding.

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Corporation has issued the following Common Shares:

Date of Issuance	Type of Security	Issue Price		Number Issued
March 2019	Common Shares (1)	C$	6.03	25,000
March 2019	Common Shares (1)	C$	2.93	315,000
March 2019	Common Shares (2)		£0.545	34,870
April 2019	Common Shares (3)	US$	4.00	100
April 2019	Common Shares (4)		NIL	54,001
April 2019	Common Shares (2)		£0.45	17,435
April 2019	Common Shares (2)		£0.425	31,383
April 2019	Common Shares (1)	C$	2.93	294,000
April 2019	Common Shares (1)	C$	3.64	16,668
May 2019	Common Shares (4)		NIL	34,000
May 2019	Common Shares (1)	C$	2.93	86,700
May 2019	Common Shares (2)		£0.425	104,610
May 2019	Common Shares (2)		£0.45	17,435
May 2019	Common Shares (2)		£0.475	12,204
May 2019	Common Shares (2)		£0.545	34,870
June 2019	Common Shares (4)		NIL	25,503
June 2019	Common Shares (1)	C$	2.93	195,900
June 2019	Common Shares (1)	C$	3.60	110,000
June 2019	Common Shares (2)		£0.425	87,175
June 2019	Common Shares (2)		£0.45	52,305
June 2019	Common Shares (2)		£0.475	34,870
August 2019	Common Shares (1)	C$	2.93	62,300
August 2019	Common Shares (1)	C$	3.60	50,000
August 2019	Common Shares (3)	US$	4.00	2,500
September 2019	Common Shares (1)	C$	3.60	10,000
October 2019	Common Shares (3)	US$	4.00	3,100
October 2019	Common Shares (1)	C$	2.93	40,000

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Date of Issuance	Type of Security	Issue Price		Number Issued
November 2019	Common Shares (4)		NIL	40,000
November 2019	Common Shares (3)	US$	4.50	1,500,000
November 2019	Common Shares (1)	C$	2.93	229,374
November 2019	Common Shares (1)	C$	3.60	400,333
November 2019	Common Shares (1)	C$	4.96	50,001
November 2019	Common Shares (1)	C$	5.50	1,667
December 2019	Common Shares (4)		NIL	185,900
December 2019	Common Shares (1)	C$	4.96	24,999
December 2019	Common Shares (1)	C$	5.50	1,667
December 2019	Common Shares (1)	C$	5.92	1,667
December 2019	Common Shares (3)	US$	4.00	351
January 2020	Common Shares (3)	US$	4.50	1,500,000
January 2020	Common Shares (3)	US$	4.00	7,700
January 2020	Common Shares (1)	C$	4.96	22,000
February 2020	Common Shares (4)		NIL	3,667
February 2020	Common Shares (3)	US$	4.00	1,960
February 2020	Common Shares (1)	C$	3.60	22,000
February 2020	Common Shares (1)	C$	5.50	6,667
February 2020	Common Shares (1)	C$	5.92	6,668
March 2020	Common Shares (4)		NIL	12,000
April 2020	Common Shares (3)	US$	3.35	15,000,000
April 2020	Common Shares (3)	US$	4.00	840,300
May 2020	Common Shares (3)	US$	4.00	375
May 2020	Common Shares (3)	US$	4.00	1,000
Total:				21,612,225

Notes:
(1)	Issued pursuant to the exercise of stock options.
(2)	Issued pursuant to the exercise of stock options of Mariana Resources Limited on the basis of 0.3487 of a Common Shares for each share in the capital of Mariana Resources Limited.
(3)	Issued pursuant to the exercise of warrants.
(4)	Issued pursuant to the vesting of restricted share rights.

During the 12-month period before the date of this prospectus supplement, the Corporation has issued the following securities convertible into Common Shares:

Date of Issuance	Type of Security	Exercise Price		Number Issued
November 2019	Stock Options (1)	C$	8.89 (3)	1,427,000
November 2019	Restricted Share Rights (2)	C$	8.89 (4)	579,700
Total:				2,006,700

Notes:
(1)	As at the date of this prospectus supplement, the Corporation has 7,511,198 stock options outstanding.
(2)	As at the date of this prospectus supplement, the Corporation has 2,602,065 restricted share rights outstanding.
(3)	Exercise price of stock options.
(4)	Represents the deemed value of the restricted share rights on the date of awards by the Corporation, although no money has been, or will be, paid to the Corporation in connection with the issuance of Common Shares pursuant to such rights.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and, since February 21, 2020, on the NYSE under the symbol “SAND”. Prior to February 21, 2020, the Common Shares were listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE American under the symbol “SAND”. The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE and NYSE American for the 12-month period prior to the date of this prospectus supplement.

	TSX			NYSE and NYSE American
Period	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
May 2019	7.39	6.70	15,024,185	5.47	4.96	23,227,761
June 2019	7.78	6.99	9,560,828	5.92	5.26	31,231,715
July 2019	8.98	7.00	10,156,668	6.85	5.33	43,431,054
August 2019	9.21	7.78	11,605,999	7.02	5.86	42,189,331

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	TSX			NYSE and NYSE American
Period	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
September 2019	8.59	7.23	11,648,459	6.44	5.45	38,753,114
October 2019	9.47	7.43	8,821,264	7.20	5.59	40,414,275
November 2019	9.47	8.39	10,761,055	7.21	6.35	33,881,412
December 2019	9.89	8.75	6,143,711	7.61	6.62	33,332,120
January 2020	9.88	8.54	12,416,955	7.67	6.53	39,114,416
February 2020	10.50	7.70	11,589,909	7.90	5.73	48,587,692
March, 2020	8.81	4.64	31,744,663	6.57	3.32	88,532,057
April, 2020	11.64	7.02	17,291,783	8.40	4.96	65,450,687
May 1 – 13, 2020	12.15	10.41	6,725,994	8.69	7.41	27,037,701

On May 13, 2020, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$11.08 and on the NYSE was US$7.86.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Agents, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, the Corporation or the Agents and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its tax results in a “functional currency” (as defined in the Tax Act, which excludes Canadian currency); or (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement” or a “synthetic disposition agreement”, as those terms are defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation (or does not deal at arm’s length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this prospectus supplement and the prospectus, the provisions of the Tax Act (and the regulations thereunder (the “Regulations”)) in force as of the date prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts must be computed in Canadian dollars using the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

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Taxation of Resident Holders

The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other “Canadian securities” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Corporation as “eligible dividends” in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends. Dividends received by individuals (other than certain trusts) may give rise to minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of Offered Shares

Generally, upon a disposition (or a deemed disposition) of an Offered Share a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the Resident Holder’s adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to the Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act. Capital gains realized by an individual (other than certain trusts) may give rise to minimum tax.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

Taxation of Non-Resident Holders

This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

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Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends on Offered Shares

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Offered Shares. This summary only applies to “U.S. Holders” that hold the Offered Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and that do not own and are not treated as owning (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of the Corporation. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This summary does not address any U.S. federal estate and gift tax consequences or any other U.S. federal tax consequences other than income tax consequences, or any U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares. Each U.S. Holder of Offered Shares is urged to consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In

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addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

The following discussion is not intended to be, nor should it be construed as, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed) (“Treasury Regulations”), published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the U.S. Holders that: (a) are tax-exempt entities; (b) are banks, financial institutions, insurance companies, real estate investment trusts or regulated investment companies; (c) are partnerships, other pass-through entities or their partners or other owners; (d) are dealers or traders in securities or currencies; (e) are traders in securities that elect to apply a mark-to-market accounting method; (f) have a “functional currency” other than the U.S. dollar; (g) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated security transaction for U.S. federal income tax purposes; (h) acquired Offered Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (i) are U.S. expatriates; (j) are subject to the alternative minimum tax; or (k) are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds or is the beneficial owner of Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Offered Shares

A U.S. Holder that receives a distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as calculated for U.S. federal income tax purposes. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. See “Foreign Tax Credits” below for a discussion of the availability of any foreign tax credits related to Canadian taxes withheld.

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To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Offered Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in the Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Offered Shares. See “Sale, Exchange or Other Taxable Disposition of Offered Shares” below. However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to Offered Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the Offered Shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and the Corporation believes that it is eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Offered Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that the Offered Shares will be considered readily tradeable on an established securities market in the United States in the future. If the Corporation is classified as a PFIC (as defined below) in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. However, as discussed below in “Passive Foreign Investment Company Rules,” the Corporation has not determined, and does not intend to determine, whether it is currently a PFIC, whether it was a PFIC for its prior taxable year or whether it will be a PFIC in any future taxable year.

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in such Offered Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Gain or loss, if any, that is realized upon a sale, exchange or other taxable disposition of Offered Shares generally will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75%  of its gross income is “passive” income (the “income test”) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and certain net gains from commodities transactions. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Under certain attribution rules, if the Corporation were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of the Offered Shares of the Corporation, as well as their proportionate share of (a) any “excess distributions” (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Corporation or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of

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complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance as to whether the Corporation is or is not a PFIC for U.S. federal income tax purposes, and the Corporation has not made such a determination and does not intend to make such a determination in the future. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Offered Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years unless a U.S. Holder makes certain elections, for such year and all succeeding years during which such U.S. Holder holds Offered Shares, regardless of whether the Corporation continues to meet the income or asset test discussed above.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Offered Shares or upon the receipt of certain distributions treated as “excess distributions”, regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Offered Shares during a single taxable year that is in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Offered Shares ratably over its holding period for Offered Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at the rate applicable to underpayments of tax.

If the Corporation is classified as a PFIC, certain elections could be available to mitigate such consequences. If the Offered Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of such U.S. Holder’s Offered Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Offered Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in such U.S. Holder’s Offered Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Offered Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Offered Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. However, the mark-to-market election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a mark-to-market election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” (a “QEF”). An election to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. The Corporation does not intend to provide the information necessary to make a QEF election, and thus, a QEF election will not be available with respect to Offered Shares.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax, U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

As discussed above in “Distributions”, notwithstanding any election made with respect to the Offered Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Offered Shares will not qualify for reduced rates of taxation.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

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Additional Considerations

Tax on Passive Income

U.S. Holders that are individuals, estates and trusts are required to pay a 3.8% additional tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from the disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on, and capital gain from the sale or other taxable disposition of, the Offered Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S.-source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

In general, any Canadian income tax imposed on dividend payments (whether directly or through withholding) in respect of Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Offered Shares will be treated as foreign-source income for U.S. federal income tax purposes, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Disclosure Requirements for Specified Foreign Financial Assets

Certain U.S. Holders that, during any taxable year, hold an interest in “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

Backup Withholding and Additional Information Reporting

In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding at a rate of 24% may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding or fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

LEGAL MATTERS

Certain legal matters relating to the Offering hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Neal, Gerber & Eisenberg LLP, with respect to United States legal matters. The Agents have been represented by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Dorsey & Whitney LLP

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with respect to United States legal matters.

INTEREST OF EXPERTS

Ramon Mendoza Reyes, P. Eng., Vice President of Operations and Technical Services for First Majestic, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena mine contained in this prospectus supplement and the documents incorporated by reference herein in accordance with NI 43-101.

Rodney Webster, M.AIG., Principal Geologist, AMC, Andrew Hall, MAusIMM CP(Mining), Director/Principal Consultant, AMC, Paul Newling, FAusIMM CP(Metallurgy), Managing Director, NewPro Consulting & Engineering Services Pty Ltd and Zafir Ekmekçi, SME RM, Principal, Hacettepe Mineral Teknolojileri Ltd. Şti, have prepared the Hod Maden Report, and each is a qualified person under NI 43-101. Each of Mr. Webster, Mr. Hall, Mr. Newling and Mr. Ekmekçi has reviewed and approved the scientific and technical disclosure relating to the Hod Maden project contained in this prospectus supplement and the documents incorporated by reference herein in accordance with NI 43-101.

Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Cerro Moro project contained in this prospectus supplement and the documents incorporated by reference herein in accordance with NI 43-101.

Keith Laskowski, MSc., Vice President Technical Services of the Corporation, a qualified person under NI 43-101, has reviewed and approved all scientific and technical disclosure contained in this prospectus supplement and in the documents incorporated by reference herein, not otherwise covered by any other named expert in this Interest of Experts section in accordance with NI 43-101, including, but not limited to, the scientific and technical disclosure relating to the Chapada mine contained in this prospectus supplement and the documents incorporated by reference herein and the scientific and technical disclosure contained in this prospectus supplement under the heading “Recent Developments”.

Each of the aforementioned firms or persons, other than Mr. Keith Laskowski, MSc., Vice President Technical Services of the Corporation, are independent of the Corporation and each held less than 1% of the outstanding securities or other property of the Corporation or of any associate or affiliate of the Corporation when they prepared the respective reports and/or at the time of the preparation of the technical information contained in this prospectus supplement and the documents incorporated by reference herein and did not, and will not, receive any direct or indirect interest in any securities or other property of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports or technical information. None of the aforementioned persons, other than Mr. Keith Laskowski, MSc., Vice President Technical Services of the Corporation, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation. As of May 13, 2020, Mr. Keith Laskowski holds 5,680 Common Shares, 95,000 stock options and 64,666 restricted share rights of the Corporation.

As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and Blake, Cassels & Graydon LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

AUDITORS

PricewaterhouseCoopers LLP is independent of the Corporation within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation amalgamated and existing under the laws of the Province of British Columbia. Most of our officers and directors and most of the experts named in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Sandstorm Gold has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Sandstorm Gold’s civil liability and the civil liability of such officers or directors under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Sandstorm Gold has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Sandstorm Gold has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial

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doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

We have filed with the SEC, concurrently with the Registration Statement on Form F-10 (File No. 333-237619) of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of securities under this prospectus supplement.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Agents, based on the current provisions of the Tax Act and the Regulations, in force as of the date hereof, the Offered Shares offered hereby, if issued on the date hereof, would be, on such date, qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively, “Registered Plans”) or a deferred profit sharing plan, provided that the Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX and NYSE) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act).

Notwithstanding the foregoing, the holder, annuitant or subscriber, as applicable, of a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Offered Shares held in the Registered Plan if such shares are a prohibited investment for the particular Registered Plan. An Offered Share generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Offered Shares will generally not be “prohibited investments” if such securities are “excluded property” (as defined in the Tax Act) for a Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Offered Shares will be a prohibited investment in their particular circumstances.

Persons who intend to hold Offered Shares offered hereby in a Registered Plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

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INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 20, 2020

SANDSTORM GOLD LTD.

U.S.$350,000,000
Common Shares
Debt Securities
Warrants

Subscription Receipts
Units

This short form base shelf prospectus (this “prospectus”) relates to the offering for sale from time to time (each, an “offering”), during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Corporation”) listed above (the “Securities”) in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to U.S.$350,000,000 (or the equivalent thereof in other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “prospectus supplement”).

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As a result, they may not be comparable to financial statements of U.S. companies. Financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IFRS.

Prospective investors should be aware that the acquisition and disposition of the Securities may have tax consequences both in the United States and in Canada. Such tax consequences, including for investors who are resident in, or citizens of, the United States or Canada, are not described in this prospectus and may not be fully described in any applicable prospectus supplement. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisor with respect to their own particular circumstances.

Neither the United States Securities and Exchange Commission (the “SEC”), ANY Canadian securities regulator, nor any state securities regulator, has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus or determined if this prospectus IS truthful or complete. Any representation to the contrary is a criminal offence.

All information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any Securities. The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation. A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the offering and will set forth the terms of the offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution. In connection with any offering (unless otherwise specified in a prospectus supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Investing in the Securities is highly speculative and involves significant risks. The risks outlined in this prospectus and in the documents incorporated by reference herein and in the applicable prospectus supplement and the documents incorporated by reference therein should all be carefully reviewed and considered by prospective investors. See “Risk Factors”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and most of the experts named in this prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

Mr. Andrew T. Swarthout and Ms. Mary L. Little, each a director of the Corporation, and Mr. Rodney Webster, Mr. Paul Newling, Mr. Andrew Hall and Mr. Zafir Ekmekçi, each a qualified person, reside outside of Canada. Mr. Swarthout and Ms. Little have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

We have filed an undertaking with the British Columbia Securities Commission (the “BCSC”) that we will not distribute in the local jurisdiction under this prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

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The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SSL” and, since February 21, 2020, on the New York Stock Exchange (the “NYSE”) under the symbol “SAND”. Prior to February 21, 2020, the Common Shares were listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE American under the symbol “SAND”. On April 17, 2020, the last trading day before the date hereof, the closing price of the Common Shares on the TSX was C$9.02 and the closing price of the Common Shares on the NYSE was U.S.$6.42. In addition, the common share purchase warrants of the Corporation expiring November 3, 2020 (the “Listed Warrants”) are listed and posted for trading on the TSX under the symbol “SSL.WT”. Unless otherwise specified in the applicable prospectus supplement, there is no existing trading market through which the debt securities (the “Debt Securities”), the warrants (the “Warrants”) (unless such Warrants are issued under the Corporation’s existing indentures for listed warrants), the subscription receipts (the “Subscription Receipts”) or the units (the “Units”) may be sold and purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

The Corporation’s head and registered office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

All dollar amounts in this prospectus are in United States dollars, unless otherwise indicated. See “Financial Information and Currency”.

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ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Sandstorm Gold” or the “Corporation”, refer to Sandstorm Gold Ltd. together with our subsidiaries.

This prospectus is part of a registration statement on Form F-10 that we have filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities (the “Registration Statement”). Under the Registration Statement, we may, from time to time, offer any combination of the Securities described in this prospectus in one or more offerings of up to an aggregate principal amount of U.S.$350,000,000 (or the equivalent in other currencies). This prospectus provides you with a general description of the Securities that we may offer. Each time we offer Securities under the Registration Statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

You should rely only on the information contained or incorporated by reference in this prospectus and on the other information included in the Registration Statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus, any applicable prospectus supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this prospectus, any applicable prospectus supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Corporation incorporated by reference in this prospectus have been prepared in accordance with IFRS and are reported in United States dollars. IFRS differs in some significant respects from generally accepted accounting principles in the U.S., and thus the financial statements may not be comparable to financial statements of U.S. companies. The SEC has adopted rules to allow foreign private issuers, such as the Corporation, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, the Corporation will not be providing a description of the principal differences between U.S. GAAP and IFRS.

The offering amount in this prospectus is in United States dollars. References to “United States dollars” or “US$” are to United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

Year Ended December 31
	2019	2018
High for period	C$1.3600	C$1.3642
Low for period	C$1.2988	C$1.2288
Rate at end of period	C$1.2988	C$1.3642

On April 17, 2020, the Bank of Canada daily average rate of exchange was U.S.$1.00 = C$1.4037 or C$1.00 = U.S.$0.7124.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein that describes the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation amalgamated and existing under the laws of the Province of British Columbia. Most of our officers and directors and most of the experts named in this prospectus and the documents incorporated by reference herein are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Sandstorm Gold has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Sandstorm Gold’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Sandstorm Gold has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Sandstorm Gold has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed the Registration Statement with the SEC . This prospectus and the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus but contained in the Registration Statement is available on EDGAR (as defined herein) under the Corporation’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us and the Securities. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information herein and in the documents incorporated by reference herein are provided as of the date of such documents only and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; as well as those factors discussed in the section entitled “Risk Factors” in the annual information form of the Corporation dated March 30, 2020 (the “Annual Information Form”) and incorporated by reference herein.

Forward-looking information in this prospectus and the documents incorporated by reference herein, includes, among other things, disclosure regarding: Sandstorm Gold’s existing Streams (as defined herein) and royalties; as well as its future outlook and mineral resource and mineral reserve estimates for each of the Santa Elena mine, the Chapada mine, the Hod Maden project, and the Cerro Moro project, production and cost estimates and expected plans with regard to certain assets of Mariana Resources Limited. Documents incorporated by reference, such as the Annual Information Form and management’s discussion and analysis for the year ended December 31, 2019 include forward-looking information with respect to, among other things, the Corporation’s corporate development and strategy. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other metals, or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus:

1.	the Annual Information Form;

2.	the audited consolidated financial statements of the Corporation as at, and for the years ended December 31, 2019 and 2018, together with the independent registered public accounting firm’s report thereon and the notes thereto (the “Annual Financial Statements”);

3.	the management’s discussion and analysis of the Corporation for the year ended December 31, 2019; and

4.	the management information circular of the Corporation dated February 27, 2020 prepared in connection with the annual and special meeting of shareholders of the Corporation to be held on April 15, 2020.

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus and all prospectus supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this prospectus is effective shall be deemed to be incorporated by reference in this prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the Exchange Act from the date of this prospectus shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part, but only if and to the extent expressly so provided in any such report. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus, except as so modified or superseded.

When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon a management information circular in connection with an annual meeting being filed by us with the appropriate securities regulatory authorities during the currency of this prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

A prospectus supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering to which that prospectus supplement pertains.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this prospectus and in the documents incorporated by reference herein, relating to properties and operations on the properties in which the Corporation holds royalty, stream or other interests, including the disclosure included in the sections entitled “General Development of the Business”, “Description of the Business” and “Technical Information” in the Annual Information Form, is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof or as of the date of (or as specified in) this prospectus or the documents incorporated by reference herein, as applicable, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Corporation, or (ii) publicly available information (including the information described in this prospectus and the documents incorporated by reference herein) to prepare disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties on which the Corporation holds royalty, stream or other interests. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by owners or operators may relate to a larger property than the area covered by the Corporation’s royalty, stream or other interests. The Corporation’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure in this prospectus and in the documents incorporated by reference herein relating to mineral reserve and mineral resource statements for individual properties is made as at the dates indicated. In addition, numerical information contained herein and in the documents incorporated by reference herein which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies within the information presented herein or in the documents incorporated by reference herein, on the one hand, and with respect to significant digits presented in the information publicly disclosed by owners or operators, on the other hand.

The Corporation considers its stream and royalty interests in the Santa Elena mine, the Chapada mine, the Hod Maden project and the Cerro Moro project to be its only material mineral properties for the purposes of NI 43-101. Information contained in this prospectus or incorporated by reference herein with respect to each of the Santa Elena mine, the Chapada mine and the Cerro Moro project has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Santa Elena mine is based on (i) the technical report entitled “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” dated March 31, 2015, and having an effective date of December 31, 2014, which technical report was prepared for SilverCrest Mines Inc. (now First Majestic Silver Corp. (“First Majestic”)), and filed under First Majestic’s SEDAR profile on October 1, 2015 (the “Santa Elena Report”); and (ii) information that has been provided by First Majestic, and has been sourced from First Majestic’s news releases with respect to the Santa Elena mine dated February 19, 2020 and February 24, 2020, First Majestic’s annual information form dated March 29, 2019 for the year ended December 31, 2018, and First Majestic’s management discussion and analysis dated February 18, 2020 for the year ended December 31, 2019.

The technical and scientific information contained herein or in the documents incorporated by reference herein relating to the Santa Elena mine was reviewed and approved in accordance with NI 43-101 by Ramon Mendoza Reyes, P. Eng., Vice President of Operations and Technical Services for First Majestic, a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Chapada mine is based on (i) the technical report entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated October 10, 2019, which technical report was prepared for Lundin Mining Corporation (“Lundin Mining”), and filed under Lundin Mining’s SEDAR profile on October 10, 2019; and (ii) information that has been provided by Lundin Mining, and has been sourced from Lundin Mining’s news releases with respect to the Chapada mine dated November 26, 2019 and January 22, 2020 and Lundin Mining’s annual information form dated March 27, 2020 for the year ended December 31, 2019.

The technical and scientific information contained herein or in the documents incorporated by reference herein relating to the Chapada mine was reviewed and approved in accordance with NI 43-101 by Keith Laskowski, MSc., Vice President Technical Services of the Corporation, a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Hod Maden project is based on the technical report entitled “Hod Maden Project Pre Feasibility Study NI 43-101” having an effective date of May 31, 2018, which technical report was prepared for the Corporation, and filed on the Corporation’s SEDAR profile on June 26, 2018 (the “Hod Maden Report”).

The technical and scientific information contained herein or in the documents incorporated herein by reference relating to the Hod Maden project was reviewed and approved in accordance with NI 43-101 by Rodney Webster, M.AIG., Principal Geologist, AMC Consultants Pty Ltd (“AMC”), Andrew Hall, MAusIMM CP(Mining), Director/Principal Consultant, AMC, Paul Newling, FAusIMM CP(Metallurgy), Managing Director, NewPro Consulting & Engineering Services Pty Ltd and Zafir Ekmekçi, SME RM, Principal, Hacettepe Mineral Teknolojileri Ltd. Şti, each a qualified person under NI 43-101.

Unless otherwise noted, the disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Cerro Moro project is based on Yamana Gold Inc.’s (“Yamana”) annual information form dated March 30, 2020 for the year ended December 31, 2019.

The technical and scientific information contained herein or in the documents incorporated by reference herein relating to the Cerro Moro project was reviewed and approved in accordance with NI 43-101 by Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a qualified person under NI 43-101.

All scientific and technical information contained herein and the documents incorporated by reference and not otherwise covered by any other named expert has been reviewed and approved in accordance with NI 43-101 by Keith Laskowski, MSc., Vice President Technical Services of the Corporation, a qualified person under NI 43-101.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page to the Registration Statement); (3) the consent of PricewaterhouseCoopers LLP; (4) the consent of the “qualified persons” referred to in this prospectus under “Interest of Experts”; (5) the consent of Canadian counsel, Cassels Brock & Blackwell LLP; and (6) the form of debt indenture. A copy of the form of warrant agreement, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

Sandstorm Gold is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals, and from the receipt of royalty payments. Sandstorm Gold currently has a portfolio of 191 Gold Streams (as defined herein) and net smelter return (“NSR”) and other royalty agreements, of which 23 of the underlying mines are producing.

Sandstorm Gold is a growth-focused company that seeks to acquire gold and other metals purchase agreements (each, a “Gold Stream” or a “Stream”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices passed on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

The documents incorporated by reference herein, including the Annual Information Form, contain further details regarding the business of Sandstorm Gold. See “Documents Incorporated by Reference”.

RISK FACTORS

Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus and any applicable prospectus supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in this prospectus. See the risk factors below and the “Risk Factors” section of any applicable prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective U.S. investors should carefully read the tax discussion in this prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

Our activities may be adversely affected by natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic, whether those effects are local, nationwide or global

Upon the occurrence of a natural disaster, pandemic or upon an incident of war, riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Corporation. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Corporation.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including more recently, the novel COVID-19. A significant outbreak could result in a widespread crisis that could adversely affect the economies and financial and commodity markets of many countries, resulting in an economic downturn which could adversely affect the Corporation’s business, or the business of the companies in which we have an investment, and the market price of the Common Shares and the Listed Warrants. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Corporation’s business and the market price of the Corporation’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Corporation cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Corporation’s operations, the Corporation may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagions or epidemic disease could have a material adverse effect on the Corporation, its business and operational results.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Annual Financial Statements, other than an additional draw and repayment under the revolving credit facility such that an aggregate of approximately U.S.$50 million is currently drawn under the facility and the issuance of 15,000,000 Common Shares on the exercise of 15,000,000 Warrants on April 17, 2020 at an exercise price of U.S.$3.35 per Warrant for gross exercise proceeds to the Corporation of approximately U.S.$50.3 million.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the Corporation currently expects to use the net proceeds from the sale of Securities offered hereby to finance future Streams and the purchase of royalties and/or for other general corporate purposes, including the repayment of indebtedness. Any specific allocation of the net proceeds of an offering to a specific purpose will be determined at the time of the offering and will be described in the relevant prospectus supplement. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus or any applicable prospectus supplement.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable prospectus supplement with respect to the issuance of Debt Securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to U.S.$350,000,000, in the aggregate, of Securities.

We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each prospectus supplement, to the extent applicable, will describe the number and terms of the Securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The prospectus supplement will also include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief prior to conducting “at-the-market distributions”.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with such Securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an “at-the-market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over-allot, Securities in connection with an offering of Securities or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable prospectus supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable prospectus supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable prospectus supplement, there is no trading market through which the Debt Securities, the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of April 17, 2020, there were 189,211,583 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Debt Securities

In this section describing the Debt Securities, the term “Corporation” refers only to Sandstorm Gold Ltd. without any of its subsidiaries.

As of April 17, 2020, there are no Debt Securities outstanding. The following description sets forth certain general terms and provisions of Debt Securities that may be issued hereunder and is not intended to be complete. The Debt Securities may be offered separately or together with other Securities, as the case may be. The specific terms of Debt Securities, including the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable prospectus supplement.

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Corporation and one or more trustees (the “Trustee”) that will be named in a prospectus supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part and will be filed with the securities commissions or similar authorities in each of the provinces and territories of Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in United States dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable prospectus supplement, the Indenture also permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.

The particular terms relating to Debt Securities offered by a prospectus supplement (the “Offered Securities”) will be described in the related prospectus supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

•	the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;

•	the covenants applicable to the Offered Securities;

•	the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

•	whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Offered Securities will be issuable, if other than denominations of US$1,000 and integral multiples of US$1,000 and the denominations in which bearer Offered Securities will be issuable, if other than US$5,000;

•	each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•	any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement:

•	holders may not tender Debt Securities to the Corporation for repurchase; and

•	the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.

The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable prospectus supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable prospectus supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of US$1,000 and integral multiples of US$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable prospectus supplement, without service charges. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable prospectus supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable prospectus supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable prospectus supplement.

Registered Global Securities

Unless otherwise indicated in the applicable prospectus supplement, registered Debt Securities of a series will be issued in global form that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the prospectus supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

The Corporation’s obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•	the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security; the Corporation and the Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security; the Corporation and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

The special situations for termination of a Global Security are:

•	when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if the Corporation decides to terminate a Global Security.

The prospectus supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Merger, Amalgamation or Consolidation

Pursuant to the Indenture, the Corporation may not amalgamate or consolidate with or merge with or into any other person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any person unless: (a) either (1) the Corporation is the continuing corporation or (2) the person (if other than the Corporation) formed by such consolidation or amalgamation or into which the Corporation is merged or the person which acquires by conveyance, transfer, lease or other disposition the properties and assets of the Corporation substantially as an entirety (i) is a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any province or territory thereof, (B) the laws of the United States or any State thereof or the District of Columbia or (C) if such consolidation, amalgamation, merger or other transaction would not impair (as determined by resolution of the board of directors of the Corporation) the rights of the holders of the applicable series of Debt Securities, in any other country, provided, that if such successor corporation is organized under the laws of such other country described in this clause (C), the successor corporation shall, pursuant to the supplemental indenture referred to in clause (ii) below, (1) expressly become obligated to provide an opinion of counsel in such successor jurisdiction or a ruling from the applicable taxing authority in such successor jurisdiction in connection with any defeasance of such Debt Securities pursuant to the Indenture, (2) add certain references to such successor jurisdiction in the Indenture, (3) appropriately revise the Indenture to add references to any “preference” or other similar period under applicable bankruptcy, insolvency or other similar laws of the successor jurisdiction or any province, territory, state or other political subdivision thereof and, (4) if necessary, revise the Indenture to extend the 91-day period referred to therein so that it is at least one day longer than any such “preference” or similar period of the successor jurisdiction, and (ii) assumes by operation of law or expressly assumes, by a supplemental indenture with respect to all Debt Securities of each series outstanding under the Indenture, all of the obligations of the Corporation under such Debt Securities; and (b) immediately after giving effect to such transaction no Default or Event of Default (each, as defined in the Indenture) shall have occurred and be continuing.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which the Corporation is not the continuing corporation, the successor or continuing person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the Corporation under the Indenture, and thereafter the Corporation will, except in the case of a lease, be discharged from all obligations and covenants under the indenture and the outstanding Debt Securities of each series.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement, the term “Event of Default” with respect to Debt Securities of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any Debt Security of that series at its maturity;

(b)	default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)	default in the deposit of any sinking fund payment, when the same becomes due by the terms of the Debt Securities of that series;

(d)	default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;

(e)	certain events of bankruptcy, insolvency or reorganization; or

(f)	any other event of default provided with respect to the Debt Securities of that series.

If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable prospectus supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities or indexed securities upon the occurrence of any Event of Default and the continuation thereof.

Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

No holder of a Debt Security of any series will have any right to institute any proceedings, judicial or otherwise, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

•	the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

The Corporation will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

In this section, the term “defeasance” means discharge from some or all of the Corporation’s obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable prospectus supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

•	the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•	the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable prospectus supplement, to exercise defeasance the Corporation also must deliver to the Trustee:

•	an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•	an opinion of Canadian counsel or a ruling from the Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable prospectus supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

•	reduce the principal amount of or interest on such outstanding Debt Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding original issue discount security;

•	change the place or currency of payments on such outstanding Debt Security;

•	reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Corporation’s compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, or to make any change, in any case, that does not adversely affect the interests of any holder of such Debt Securities.

Consent to Jurisdiction and Service

Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a substantial portion of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation may need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation’s assets. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Warrants

As of April 17, 2020, there were 4,949,689 Warrants expiring November 3, 2020. The Corporation may issue Warrants to purchase Common Shares or Debt Securities. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant prospectus supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable prospectus supplement. The statements made in this prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the prospectus supplement describing such warrant indenture. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any prospectus supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and the NYSE relating to Warrants. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares or Debt Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or Debt Securities may be purchased upon exercise of each Warrant;

•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;

•	whether we will issue fractional Common Shares or Debt Securities;

•	whether we have applied to list the Warrants on a securities exchange;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares or Debt Securities subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

As of April 17, 2020, there are no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Debt Securities, Warrants, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), to be named in the relevant prospectus supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable prospectus supplement. The statements made in this prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the prospectus supplement describing such Subscription Receipt Agreement. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any prospectus supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and the NYSE relating to Subscription Receipts. This description will include, where applicable:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Debt Securities, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Debt Securities, Warrants, Units or any combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, Debt Securities, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Debt Securities, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Debt Securities, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Debt Securities, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether we have applied to list the Subscription Receipts on a securities exchange;

•	material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Debt Securities, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Debt Securities, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this prospectus, the prospectus supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares, Debt Securities or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement. The global securities may be in temporary or permanent form. The applicable prospectus supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable prospectus supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of April 17, 2020, there are no Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Debt Securities, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable prospectus supplement.

Any prospectus supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and the NYSE relating to Units. This description will include, where applicable:

•	the designation and aggregate number of Units being offered;

•	the price at which the Units will be offered;

•	the designation and terms of the Units and the applicable Securities included in the Units;

•	the description of the terms of any agreement governing the Units;

•	any provision for the issuance, payment, settlement, transfer or exchange of the Units;

•	the date, if any, on and after which the Units may be transferable separately;

•	whether we have applied to list the Units on a securities exchange;

•	material United States and Canadian federal tax consequences of owning the Units;

•	how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and

•	any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any Securities are being offered.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12 month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a prospectus supplement with respect to the issuance of Securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and, since February 21, 2020, on the NYSE under the symbol “SAND”. Prior to February 21, 2020, the Common Shares were listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE American under the symbol “SAND”. In addition, the Listed Warrants are listed and posted for trading on the TSX under the symbol “SSL.WT”. Information in respect of trading price and volume of the Common Shares and listed warrants during the previous 12 month period will be provided as required in a prospectus supplement with respect to the issuance of Securities pursuant to such prospectus supplement.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The applicable prospectus supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. The applicable prospectus supplement will also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Neal, Gerber & Eisenberg LLP, with respect to United States legal matters.

INTEREST OF EXPERTS

Ramon Mendoza Reyes, P. Eng., Vice President of Operations and Technical Services for First Majestic, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena mine contained in this prospectus and the documents incorporated by reference herein in accordance with NI 43-101.

Rodney Webster, M.AIG., Principal Geologist, AMC, Andrew Hall, MAusIMM CP(Mining), Director/Principal Consultant, AMC, Paul Newling, FAusIMM CP(Metallurgy), Managing Director, NewPro Consulting & Engineering Services Pty Ltd and Zafir Ekmekçi, SME RM, Principal, Hacettepe Mineral Teknolojileri Ltd. Şti, have prepared the Hod Maden Report, and each is a qualified person under NI 43-101. Each of Mr. Webster, Mr. Hall, Mr. Newling and Mr. Ekmekçi has reviewed and approved the scientific and technical disclosure relating to the Hod Maden project contained in this prospectus and the documents incorporated by reference herein in accordance with NI 43-101.

Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Cerro Moro project contained in this prospectus and the documents incorporated by reference herein in accordance with NI 43-101.

Keith Laskowski, MSc., Vice President Technical Services of the Corporation, a qualified person under NI 43-101, has reviewed and approved all scientific and technical disclosure contained in this prospectus and in the documents incorporated by reference herein, not otherwise covered by any other named expert in this Interest of Experts section in accordance with NI 43-101, including, but not limited to, the scientific and technical disclosure relating to the Chapada mine contained in this prospectus and the documents incorporated by reference herein.

Each of the aforementioned firms or persons, other than Mr. Keith Laskowski, MSc., Vice President Technical Services of the Corporation, are independent of the Corporation and each held less than 1% of the outstanding securities or other property of the Corporation or of any associate or affiliate of the Corporation when they prepared the respective reports and/or at the time of the preparation of the technical information contained in this prospectus and the documents incorporated by reference herein and did not, and will not, receive any direct or indirect interest in any securities or other property of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports or technical information. None of the aforementioned persons, other than Mr. Keith Laskowski, MSc., Vice President Technical Services of the Corporation, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation. As of April 17, 2020, Mr. Keith Laskowski holds 4,680 Common Shares, 95,000 stock options and 64,666 restricted share rights of the Corporation.

As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, hold beneficially, directly or indirectly, as a group, less than 1% of any class of outstanding securities of the Corporation.

AUDITORS

PricewaterhouseCoopers LLP is independent of the Corporation within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

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